Quantitative Management Associates LLC

Gateway Center Two

100 Mulberry Street

Newark, New Jersey 07102

September 1, 2018

The Board of Trustees
PGIM ETF Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: PGIM QMA Strategic Alpha International Equity ETF

PGIM QMA Strategic Alpha Large-Cap Core ETF

PGIM QMA Strategic Alpha Small-Cap Growth ETF

PGIM QMA Strategic Alpha Small-Cap Value ETF

(collectively, the Funds)

To the Board of Trustees:

From the inception of the Funds, Quantitative Management Associates LLC (QMA) agrees to waive any subadvisory fees it receives from the Funds in an amount equal to the subadvisory fees paid by the Funds to the Prudential Institutional Money Market Fund. This waiver will remain in effect for as long as the Funds remain invested or intend to invest in the Prudential Institutional Money Market Fund.

Very truly yours,

Quantitative Management Associates LLC

By: /s/Roy Henriksson
Name: Roy Henriksson
Title: Chief Investment Officer